FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

3 April, 2009

File no. 0-17630

Director/PDMR Shareholding

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:  Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or (iii) both (i) and (ii).

 (i)
a transaction notified in accordance with the Market Abuse Rules

3. Name of
person discharging managerial responsibilities
/
director

Jack Golden

4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest

Jack Golden

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them

Not applicable

8 State the nature of the transaction

Grant of options under Savings-related Share Option Scheme -
se
e details below

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired

Not applicable

10. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed

Not applicable

12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

Not applicable

13. Price per
 share
 or value of transaction

Not applicable

14. Date and place of transaction

Not applicable

15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)

Not applicable

16. Date issuer informed of transaction

Not applicable

If a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant

2
nd
 April 2009

18. Period during which or date on which it can be exercised

1
st

July
 201
4

to

31
st
 December
 201
4

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
 or debentures involved (
class
 and number)

2,772

Ordinary shares of €0.32 each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

€
11.18

22. Total number of
shares
 or debentures over which options held following notification

(i) Savings-related share options:

2,772
(ii) Share options:

132,513

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

Angela Malone
+353 1 6344340

Name and signature of duly designated officer of
issuer
 responsible for making notification

Angela Malone
Company Secretary

Date of notification
:
3
rd
 April 2009

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  03 April, 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director